UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunset Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly T. Ullom 816-753-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kelly T. Ullom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc., as of March 1, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Heather S. Welch, Notary Public, State of Missouri, Jackson County. My commission expires Oct. 31, 2022. Commission # 14961583. Notary Seal.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunset Financial Services, Inc.

Financial Statements
and
Supplemental Schedules

December 31, 2020

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

(amounts in thousands, except share data)

ASSETS		
Cash and cash equivalents	$	413
Deferred tax asset, net		93
Accounts receivable		62
Income tax receivable		53
Other assets		8
Total assets	$	629
LIABILITIES		
Legal settlement reserve	$	444
Due to affiliated entities		115
Accounts payable and other liabilities		21
Total liabilities		580
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share; authorized, 50,000 shares; issued and outstanding 5,000 shares		50
Additional paid in capital		1,500
Retained deficit		(1,501)
Total stockholder's equity		49
Total liabilities and stockholder's equity	$	629

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2020
(amounts in thousands)

REVENUES		
Override revenue	$	1,229
Proprietary revenue		111
Asset management fee		98
Investment income and other		4
Total revenues		1,442
EXPENSES		
Administrative fees		1,192
Legal expenses		672
Other operating expenses		28
Total expenses		1,892
Loss before income taxes		(450)
Income tax benefit		(106)
NET LOSS	$	(344)

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2020
(amounts in thousands, except share data)

COMMON STOCK, beginning and end of year	$	50
ADDITIONAL PAID IN CAPITAL, beginning and end of year		1,500
RETAINED DEFICIT		
Beginning of year		(782)
Net loss		(344)
Stockholder dividend ($75 per share)		(375)
End of year		(1,501)
STOCKHOLDER'S EQUITY	$	49

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2020
(amounts in thousands)

OPERATING ACTIVITIES		
Net loss	$	(344)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income taxes		(82)
Changes in assets and liabilities:		
Accounts receivable		(3)
Deposit with FINRA		3
Income taxes, net		(50)
Due to affiliated entities, net		44
Legal settlement reserve		444
Accounts payable and other liabilities		4
Net cash provided by operating activities		16
FINANCING ACTIVITIES		
Cash dividend to stockholder		(375)
Net cash used by financing activities		(375)
Decrease in cash and cash equivalents		(359)
Cash and cash equivalents at beginning of year		772
Cash and cash equivalents at end of year	$	413

See accompanying Notes to Financial Statements.

1. Nature of Operations and Significant Accounting Policies

Business
Sunset Financial Services, Inc. (the Company or SFS) is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a brokerage and investment adviser firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company wholesales and markets variable life and annuity products for Kansas City Life.

On November 14, 2014, the Company completed the sale of certain accounts under an asset purchase agreement with Securities America, Inc. (SAI), a subsidiary of Ladenburg Thalmann Financial Services, Inc., (NYSE MKT: LTS). Under this agreement, approximately 210 registered representatives transitioned from the Company to SAI. The remaining representatives and advisors of the Company conduct business under the name “KCL Services Company,” through an Office of Supervisory Jurisdiction (OSJ) branch of SAI. The Company continues to provide underwriting and distribution services to Kansas City Life related to its variable life and variable annuity insurance products. The Kansas City Life OSJ is a Principal who entered into a contract with SAI to supervise the OSJ branch and receives all commissions and overrides for securities products sales. This Principal assigns and transfers to Kansas City Life all compensation and other payments that become due and payable to the Principal from SAI. This Principal is also designated by SFS as a related party (please see Note 5 – Related Party Transactions).

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, Supplemental Schedule II the “Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements” and Supplemental Schedule III the “Information Relating to the Possession or Control Requirements” are not required.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2020, the Company had $388 not insured by the Federal Deposit Insurance Corporation (FDIC). The carrying amount of cash and cash equivalents approximates their fair values.

Revenue Recognition
Revenues consist of the following:

- Override revenue consists of fees for administrative support services to a Principal operating as an OSJ. These fees are recorded as the related commissions and overrides for security product sales and are recorded by the Principal. Override revenues are calculated based upon a contractual percentage of the gross dealer concessions (GDC). The Company believes the performance obligation has been satisfied upon the sale of the securities product and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur until the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares associated with 12b-1 fees on mutual funds, and is highly susceptible to factors outside the Company’s influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Override revenues recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(amounts in thousands)

- Proprietary revenues are earned when the Company enters into an arrangement on the sale of variable products by Kansas City Life. In addition, the Company earns certain commissions from the sale of variable products that are paid directly to the selling agent by Kansas City Life on behalf of the Company. Such amounts are presented on a net basis in the accompanying financial statements. The Company's performance obligation is the sale of the variable insurance product at the policy origination date and as such is fulfilled at the time the policy is issued by Kansas City Life. Any fixed amounts are recognized on the issuance of the policies and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the policy renewal and policy account balances, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint, which are usually monthly or quarterly. Proprietary revenue recognized in the current period is primarily related to performance obligations that have been satisfied in prior periods.

- Asset management fees are earned when the Company enters into arrangements with certain fund managers whereby variable products of Kansas City Life are invested into the fund and fund average assets exceed established contractual thresholds. The Company's performance obligation is the sale of the insurance products at the policy origination date and as such is fulfilled at the time the variable insurance product is issued by Kansas City Life, and contractual thresholds are met. Any fixed amounts are recognized on the original issuance of the policy and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the policy renewal and value of the assets at future points in time, which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until renewal premiums have been received and average assets have been measured, which are usually quarterly. Proprietary revenue recognized in the current period is primarily related to performance obligations that have been satisfied in prior periods.

- Investment income is comprised primarily of interest income.

Income Taxes
The Company files a consolidated federal tax return with other insurance and non-insurance affiliates of Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using tax rates expected at the time of their reversal (please see Note 3 – Federal Income Taxes).

The Company's parent is no longer subject to federal or state income tax examinations by taxing authorities for years prior to 2017.

New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13 Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This update modifies the disclosure requirements for fair value measurements in ASC Topic 820 Fair Value Measurement. Specific fair value measurement disclosure requirements are removed, modified, or added. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this guidance effective January 1, 2020. The guidance did not impact our earnings or financial position as the modifications only impact disclosures.

2. Fair Value Measurements

At December 31, 2020, there were no assets or liabilities reported at fair value on a nonrecurring basis.

(amounts in thousands)

3. Federal Income Taxes

The components of income tax on operations in 2020 are as follows:

		Total
Current income tax benefit	$	(24)
Deferred income tax expense		(82)
Total income tax benefit	$	(106)

The following table provides a reconciliation of the federal income tax rate to the Company's effective income tax rate for the year ended December 31, 2020.

	Total
Federal income tax rate	21%
Permanent differences and other	3%
Effective income tax rate	24%

Total income tax benefit is 24% of income before income tax benefit. The effective income tax rate is greater than the statutory rate of 21% due to permanent differences and other items. Permanent differences and other items resulted in an increase in the effective tax rate of approximately 3% of income before tax for the year ended December 31, 2020.

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

		Total
Deferred tax asset:		
Net operating loss carryforward	$	93
Total	$	93
Deferred tax liabilities	$	-
Net deferred tax assets	$	93

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2020, as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

The deferred tax asset is primarily attributable to an accrued expense difference of $444.

The Company did not have any unrecognized tax benefits at December 31, 2020. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. In 2020, the Company did not recognize any expense related to interest and penalties.

The Company did not have any uncertain tax positions at December 31, 2020.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. Net capital under this rule was in compliance at $270 as filed in the January 27, 2021 Focus Report, Form X-17A-5 Part IIA. See Schedule I for additional information.

(amounts in thousands)

5. Related Party Transactions

Pursuant to terms of an agreement, Kansas City Life furnishes certain administrative services to the Company, including but not limited to legal, accounting, investments, human resources, information technologies and fixed assets. The administrative fees for providing such services amounted to $1,192. The cost of these services is determined based upon internal cost studies performed by Kansas City Life on behalf of the Company, which may be different than if the services were either provided by an unrelated third party or by the Company. Also, in accordance with the agreement, Kansas City Life pays certain operating expenses on behalf of the Company. The Company reimburses Kansas City Life for these expenses, which in 2020 amounted to $130. At December 31, 2020, the Company had an accounts payable due to affiliates of $115. For the year ended December 31, 2020, proprietary revenues from affiliates amounted to $111 for the Company.

The Company has an administrative agreement with a Principal that assigns and transfers to the Company all compensation and other payments that become due and payable to the Principal from SAI. As of December 31, 2020, the Company had an accounts receivable of $36 from SAI and for the year ended 2020 affiliated revenue of $1,229, which is included in Override revenue in the Statement of Operations.

6. Contingencies

The Company may be a defendant legal proceeding from time to time. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. In accordance with GAAP accounting guidelines, the Company accrues for legal matters when a loss from any particular legal proceedings is deemed to be both probable and reasonably estimated.

On February 23, 2021, a FINRA arbitration panel entered an award on behalf of claimants following a hearing in St. Louis, Missouri. The arbitration involved allegations regarding the sale of securities products in 2008, 2009 and 2010 prior to the Company's termination of its retail broker-dealer operations. The panel awarded the claimants $419 in damages, attorney's fees and costs. The Company was also assessed $25 in hearing fees. For GAAP accounting purposes, the arbitration award and fees have been accrued as a legal expense as of the end of the period. For the purposes of calculating Net Capital under SEC Rule 15c3-1, the award and fees have been accrued under SEC guidance as incurred on February 23, 2021, which is the date of the award. The Company is required to pay or move to vacate the award within 30 days of its issuance. The Company is still evaluating whether it will move to vacate the award.

The Company is also subject to regulation under the federal securities laws administered by the SEC. Federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and FINRA examine or investigate the activities of the Company. It is possible that any examination may result in payments of fines and penalties, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations.

7. *Subsequent Events*

Subsequent events have been evaluated through March 1, 2021, the date that the financial statements have been issued. On February 23, 2021, the Company was notified of a $419 arbitration award, along with related fees of $25. The Company received a capital contribution from its parent of $300 on February 23, 2021 concurrently with the recognition of the award (please see Schedule I – Computation of Net Capital).

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL*
SCHEDULE I
December 31, 2020
(amounts in thousands)

Total stockholder's equity	$	388
Less:		
Non-allowable assets		111
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))		7
Net Capital		270
Minimum requirement		9
Excess	$	261
AGGREGATE INDEBTEDNESS		
Due to affiliated entities		115
Accounts payable and other liabilities		21
Aggregate indebtedness	$	136
Ratio of aggregate indebtedness to net capital		0.50 to 1

RECONCILIATION OF STOCKHOLDER'S EQUITY
December 31, 2020

Total stockholder's equity per computation above	$	388
Legal settlement reserve		(444)
Tax impact		105
Net stockholder's equity per Balance Sheet	$	49

Statement regarding Rule 17a-5(d)(4)
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA as of December 31, 2020, filed on January 27, 2021, except for the following:

On February 23, 2021, the company was notified of a $419 arbitration award, along with related fees of $25. GAAP accounting standards require recognition of a contingent liability related to such an award when a result becomes known prior to the filing of the GAAP financial statements. The contingency was not reflected at the time of the initial Form X-17A-5 Part IIA filing since the amount to be accrued was determined to be nonprobable and unestimable at the time of filing. The audited GAAP financial statements have been updated to reflect the contingent liability, which results in a reduction of net income and stockholder’s equity under GAAP accounting rules. That change does not impact the computation of net capital under Rule 15c3-1, which provides that a broker-dealer that is the subject of an adverse award in an arbitration proceeding should, for net capital purposes, deduct the award at the time the award is made. As a result, the calculation of Net Capital above reflects the computation as filed on January 27, 2021, under Rule 15c3-1 rather than retrospectively to a prior date under GAAP. In addition, the Company received a capital contribution from its parent of $300 on February 23, 2021 concurrently with the recognition of the award.

*Pursuant to Rule 15c3-1 of the Securities and Exchange Commission. Every broker or dealer must have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement under paragraph (a)(1) of section 15c-3-1, or to any of its activities under paragraph (a)(2) of section 15c-3-1 and must otherwise not be “insolvent” as that term is defined in paragraph (c)(16) of section 15c-3-1. The Company believes it has complied with this rule.

See accompanying Report of Independent Registered Public Accounting Firm.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF
CUSTOMER RESERVE REQUIREMENTS AND PAB
ACCOUNT RESERVE REQUIREMENTS*
SCHEDULE II
December 31, 2020

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.

SUNSET FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS*
SCHEDULE III
December 31, 2020

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.

SFS
SUNSET FINANCIAL

Sunset Financial Services Inc. / 3520 Broadway / P.O. Box 219365 / Kansas City, Missouri 64121-9365 / 800-821-5529

Sunset Financial Services, Inc. Exemption Report

Sunset Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:
(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(a) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(a) The sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company;

(b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

(c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the

conditions in paragraphs (k) (1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Sunset Financial Services, Inc.

I, Kelly T. Ullom, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kelly T. Ullom

President

March 1, 2021

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and
Board of Directors
Sunset Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc. (the "Company") as of December 31, 2020, the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2020 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

BKD, LLP

Kansas City, Missouri
March 1, 2021

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Sunset Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *Sunset Financial Services, Inc. Exemption Report*, in which (1) Sunset Financial Services, Inc. (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
March 1, 2021